ESAB Corporation

909 Rose Avenue, 8th Floor

North Bethesda, Maryland 20852

November 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Jeff Kauten

Re:	ESAB Corporation
Registration Statement on Form S-1 (File No. 333-268325)

Dear Mr. Kauten:

ESAB Corporation, a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-268325) (the “Registration Statement”) be accelerated and that it be declared effective November 15, 2022 at 4:30 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

/s/ Shyam Kambeyanda

Shyam Kambeyanda

President and Chief Executive Officer of ESAB Corporation

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP